UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Citizens Financial Services, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

174615 10 4

(CUSIP Number)

R. Lowell Coolidge 91 Pearl Street, Wellsboro, PA 16901 570-724-3801

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 174615 10 4
1.	Names of Reporting Persons R. Lowell Coolidge

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 136,523

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 136,523

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.05%

14.	Type of Reporting Person (See Instructions) IN (Individual)

CUSIP No. 174615 10 4

Item 1.	Security and Issuer

This statement relates to the common stock, par value $1.00 per share (the “Common Stock”), of Citizens Financial Services, Inc. (the “Issuer”).  The principal executive officers of the Issuer are located 15 South Main Street, Mansfield, Tioga County, Pennsylvania 16933-1507; telephone number (570) 662-2121.

Item 2.	Identity and Background
The following information is with respect to the Reporting Person:
(a)	R. Lowell Coolidge
(b)	91 Pearl Street, P.O. Box 41, Wellsboro, PA 16901
(c)	Attorney
(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.
(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding or judicial or administrative body and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
All funds to purchase shares by the Reporting Person were from personal funds.

Item 4.	Purpose of Transaction

This Amendment is being filed to report an increase in the beneficial ownership percentage of the Reporting Person as a result of stock repurchases by the Issuer.  The Reporting Person has no plans or proposals that relate to or would result in:

(a)  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes I its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charger, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

CUSIP No. 174615 10 4

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

Interest in Securities of the Issuer

(a)           Aggregate number of shares and percentage of the class of shares identified pursuant to Item 1.   171,001      6.05%

(b)	Sole Voting Power	136,523
	Shared Voting Power	-0-
	Sole Dispositive Power	136,523
	Shared Dispositive Power	-0-

The aggregate number of shares includes 34,478 shares owned by the Reporting Person’s spouse, as to which he disclaims any beneficial interest.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
None.

CUSIP No. 174615 10 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2008
Date
/s/ R. Lowell Coolidge
Signature
R. Lowell Coolidge
Name/Title